SECURITIES & EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Uber Technologies, Inc.

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, Washington, D.C. 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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[This reference is to the EDGAR filing, available at https://ctwinvestmentgroup.com/s/Uber-Shareholder-Letter_4_2020_FINALdocx.pdf ]

[This reference is to an article from CBSNews available at https://www.cbsnews.com/news/uber-lyft-drivers-gig-economy-unemployment-benefits/]